Joseph R. Massaro
Chief Financial Officer and Senior Vice President

March 29, 2017

VIA EDGAR

Ms. Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Delphi Automotive PLC
Form 10-K for the Year Ended December 31, 2016
Filed February 6, 2017
Form 8-K filed February 2, 2017
File No. 001-35346

Dear Ms. Raminpour:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filings of Delphi Automotive PLC (“Delphi” or the “Company”) made in your letter dated March 23, 2017. Set forth below are the Staff's comments in italics, followed in each case by the response of the Company.

Form 10-K for the year ended December 31, 2016

Item 6. Selected Financial Data, pages 31

1.
We note your reconciliation of adjusted operating income to net income attributable to the Company. Please revise your next Form 10-Q to begin your reconciliation with GAAP results rather than non-GAAP results, in each place this reconciliation is disclosed in your filing. Please refer to Question 102.10 of the non-GAAP C&DIs.

Company Response:

The Company acknowledges the Staff's Comment, and will revise its future filings that include the presentation of non-GAAP financial measures to begin the applicable reconciliation with the corresponding GAAP financial measure rather than non-GAAP financial measure.

5725 Delphi Drive, Troy, Michigan USA 48098
Tel: [1] 248.813.2000 E-mail: joseph.massaro@delphi.com

United States Securities and Exchange Commission
March 29, 2017

Form 8-K Filed February 2, 2017:

2.
We note your Q1 and full year 2017 financial guidance for adjusted operating income and income margin and adjusted earnings per share. However, it does not appear that you have included a reconciliation of those measures to the most comparable GAAP measures in accordance with Item 10(e)(1)(i)(B). If you have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise to disclose this fact and identify that the information is unavailable. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

The Company acknowledges the Staff's Comment and will revise its future filings that include forward-looking non-GAAP financial guidance to include a quantitative reconciliation of forward-looking non-GAAP financial measures to the most comparable forward-looking GAAP financial measure. The reconciliation to be provided in future filings will be substantially in the form of the below table.

United States Securities and Exchange Commission
March 29, 2017

The reconciliation of the forward-looking non-GAAP financial measures to the most comparable forward-looking GAAP measure for Q1 2017 and full year 2017, as presented in the Company's Form 8-K filed on February 2, 2017, is as follows:

	Estimated		Estimated
	Q1		Full Year
	2017 (1)		2017 (1)

	($ and shares in millions, except per share amounts)
Adjusted Operating Income	$	Margin (2)	$	Margin (2)
Net income attributable to Delphi	$295		$1,470
Interest expense	35		140
Income tax expense	60		300
Equity income, net of tax	(5)		(30)
Net income attributable to noncontrolling interest	15		60
Operating income	400	9.8%	1,940	11.6%
Restructuring	100		265
Other acquisition and portfolio project costs	5		30
Adjusted operating income	$505	12.3%	$2,235	13.4%

Adjusted Net Income per share
Net income attributable to Delphi	$295		$1,470
Restructuring	100		265
Other acquisition and portfolio project costs	5		30
Tax impact of adjusting items	(10)		(20)
Adjusted net income attributable to Delphi	$390		$1,745

Weighted average number of diluted shares outstanding	269.80		266.60
Diluted net income per share attributable to Delphi	$1.09		$5.51
Adjusted net income per share	$1.45		$6.55

(1) Prepared at the estimated mid-point of the Company's financial guidance range.

(2) Represents Operating Income and Adjusted Operating Income, respectively, as a percentage of estimated Revenue.

We appreciate the Staff’s time and attention on this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Joseph R. Massaro

Joseph R. Massaro
Chief Financial Officer and Senior Vice President